Catalyst Paper Corporation
2nd Floor, 3600 Lysander Lane
Richmond, British Columbia
Canada V7B 1C3

Tel:	604 247 4400
Fax:	604 247 0512

News Release

November 26, 2008

Catalyst to curtail production at all mills in Christmas period

Richmond, (BC) – Catalyst Paper announced today that it will curtail production at all mills during the seasonally slow Christmas period, reflecting reduced demand expected in the first quarter of 2009 as paper markets continue to be affected by the economic slowdown worldwide.

Curtailments of varying duration are planned beginning December 19 and extending into the first week of January 2009.  This will remove an additional 21,000 tonnes of newsprint, 14,000 tonnes of specialty printing papers, and 2,000 tonnes of pulp from production in the fourth quarter.  The additional downtime brings the total announced fourth quarter curtailment to 70,000 tonnes of newsprint, 29,000 tonnes of specialty printing papers, and 78,000 tonnes of pulp.

“Advertising and publishing activity slowed in key North American paper markets in November and is expected to remain weak for some time yet.  This curtailment across our mills will ensure we adjust production to customer orders and manage inventory to an appropriate level going into 2009,” said Richard Garneau, president and chief executive officer.

2008 – Q4 Production Curtailment (tonnes)	Paper		Pulp	Total
	Newsprint	Specialty Printing Papers	Pulp and White Top Linerboard

Snowflake (October/December)	12.6	-	-	12.6
Crofton (October/December)	9.5	1.9	14.3	25.7
Powell River (October/December)	6.5	13.1	-	19.6
Port Alberni (December)	-	12.3	-	12.3
Elk Falls (October/November/December)	41.6	2.0	63.3	106.9
Total	70.2	29.3	77.6	177.1

The Snowflake, Crofton and Elk Falls paper mills will each take four days of downtime, Port Alberni will take 12 days of curtailment, and the Powell River mill will be down for 13 days.  The previously announced downtime at the Crofton pulp mill will be extended by 2 days to 11 days.  Crew requirements will be limited to essential personnel and employees not required during this time will be laid off.

Catalyst is the largest producer of specialty printing papers and newsprint in Western North America and also produces market kraft pulp and owns Western Canada’s largest paper recycling facility.  The company’s six mills have a combined annual capacity of 2.8 million tonnes of production.  Catalyst is headquartered in Richmond, British Columbia, Canada and its common shares trade on the Toronto Stock Exchange under the symbol CTL.

Forward-Looking Statements

Certain matters set forth in this news release, including statements with respect to production levels, market demand for the company’s products, advertising and publishing activity and general economic conditions are forward looking.   These forward-looking statements reflect management’s current views and are based on certain assumptions including assumptions as to future operating conditions and courses of action, economic conditions and other factors management believes are appropriate.   Such forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, including those risks and uncertainties identified under the heading “Risks and uncertainties” in the management’s discussion and analysis contained in Catalyst’s third quarter 2008 interim report available at www.sedar.com.

For more information:

Lyn Brown
Vice-President, Corporate Relations
604-247-4713